January 13, 2016

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure
Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

Re:	XTI Aircraft Company
Offering Statement on Form 1-A
Filed December 10, 2015
File No. 024-10500

Dear Mr. Dobbie:

We acknowledge receipt of comments in your letter of December 22, 2015, which we have set out below, together with our responses. The changes noted in response to comments 1 and 3 are reflected in the attached amended draft offering statement.

Offering Circular
Dilution, page 8

1.

We note that you have included two very similar dilution tables at the top of page 9, with different information included under the “Maximum Offering” scenario in each. Please remove one of the two tables or explain why you have included both.

We have amended the filing to include only the correct table.

Index to Exhibits, page 57
Exhibit 8

2.

Based on the terms of the Escrow Services Agreement, it appears that FundAmerica Securities, LLC will serve as the escrow agent for funds to be deposited into an account at an FDIC insured U.S. bank. Please confirm that FundAmerica Securities, LLC meets the net capital requirements in order to serve as the escrow agent. Refer to Exchange Act Rules 15c2-4 and 15c3-1(a)(2)(i)..

FundAmerica Securities LLC has confirmed to us that it meets the net capital requirements in order to serve as the escrow agent.

Signatures, page 58

3.

We note that the conformed signatures for the officers and directors who are required to sign the offering statement have been left blank. Please include the conformed signatures in your next amendment.

We have included the conformed signatures.

We have asked FINRA to advise you that it has no objections to the compensation arrangements.

Sincerely,

/s/ Sara Hanks

Sara Hanks
Managing Partner
KHLK LLP

cc:XTI Aircraft Company